SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                     (Amendment No. 3 - Final Amendment)*

                               Documentum, Inc.
                   ----------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                 256159-10-4
                   ----------------------------------------
                                (CUSIP Number)

                               December 31, 1999
                   ----------------------------------------
           (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [ ] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















CUSIP No. 256159-10-4                                           Page 2 of 4

___________________________________________________________________________

(1)  NAMES OF REPORTING PERSONS                           Xerox Corporation
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)                            16-0468020

___________________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /X/
                                                                   (b)  / /
___________________________________________________________________________

(3)  SEC USE ONLY
___________________________________________________________________________

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION                          New York
___________________________________________________________________________

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                 / /
___________________________________________________________________________

                    (5)  SOLE VOTING POWER                                0
NUMBER OF SHARES    _______________________________________________________
BENEFICIALLY
OWNED BY EACH       (6)  SHARED VOTING POWER                              0
REPORTING           _______________________________________________________
PERSON WITH
                    (7)  SOLE DISPOSITIVE POWER                           0
                    _______________________________________________________

                    (8)  SHARED DISPOSITIVE POWER                         0
___________________________________________________________________________

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0
___________________________________________________________________________

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   / /
___________________________________________________________________________

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   0%
___________________________________________________________________________

(12) TYPE OF REPORTING PERSON                                            CO
___________________________________________________________________________














                                                                Page 3 of 4

     This Amendment No. 3 is the final amendment to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 13, 1997, as amended by Amendment Nos. 1 and 2 thereto filed with the Commission on November 13, 1997 and February 13, 1998, respectively (as so amended, the "Schedule 13D"), by Xerox Corporation (the "Reporting Person") with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Documentum, Inc. (the "Issuer").

ITEM 1.  (a)  NAME OF ISSUER:  Documentum, Inc.

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              6801 Koll Center Parkway
              Pleasanton, CA 94566-3145

ITEM 2.  (a)  NAME OF PERSON FILING: Xerox Corporation

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              P.O. Box 1600
              800 Long Ridge Road
              Stamford, CT 06904-1600

         (c)  CITIZENSHIP:  New York

         (d)  TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.001 per share

         (e)  CUSIP NUMBER:  256159-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable, this statement is filed pursuant to 13d-1(c).

ITEM 4.  OWNERSHIP.

         (a)  AMOUNT BENEFICIALLY OWNED:                      0

         (b)  PERCENT OF CLASS:                               0%

         (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:    0

              (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:  0

              (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                    DISPOSITION OF:                           0

              (iv)  SHARED POWER TO DISPOSE OR DIRECT THE
                    DISPOSITION OF:                           0


                                                                 Page 4 of 4

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2000                       XEROX CORPORATION

                                            /s/ MARTIN S. WAGNER
                                       -------------------------------
                                       By: Martin S. Wagner
                                           Assistant Secretary